UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q4 2017 Results

Item 1

INVESTOR RELATIONS CONTACT	PRESS CONTACT
Limor Gruber	Maya Avishai
Head of Investor Relations	Head of Global External Communications
+972-3-684-4471	+972-3-684-4477
Limor.Gruber@icl-group.com	Maya.Avishai@icl-group.com

ICL REPORTS Q4 & Full Year 2017 RESULTS

- Fourth quarter sales of $1.36 billion compared to $1.34 billion for Q4 2016 -

- Operating income of $189 million compared to $72 million in Q4 2016. Adjusted operating income of $168 million, an increase of 20% from $140 million in Q4 2016 -

- Strong performance in Q4 driven by recovery of the potash market and reduction in G&A -

- Annual sales of $5.42 billion compared to $5.36 billion for 2016 -

- Annual operating income of $629 million compared to operating loss of $3 million for 2016. Adjusted operating profit increased by 12% to $652 million despite challenging commodity businesses environment -

- Completion of water desalination company divestment and cash flow generation fueled $231 million reduction in net debt. Further reduction expected by mid-2018 after additional divestments are completed –

Tel Aviv, Israel, February 14, 2018 - ICL (NYSE & TASE:ICL), a leading global specialty minerals and specialty chemicals company, today reported its financial results for the fourth quarter and year ended December 31, 2017.

Sales for the fourth quarter were $1,361 million compared to $1,338 million for the comparable period in 2016. ICL’s sales for 2017 were $5.42 billion compared to $5.36 billion for 2016. The Company reported operating income of $189 million compared to $72 million for the fourth quarter of 2016, an increase of 160%. Adjusted operating income increased to $168 million from $140 million in the prior-year quarter, an increase of 20%, supported by the recovery of the potash market and a reduction in G&A. Due to ICL’s balanced business structure, strong potash results in the fourth quarter compensated for off-season Specialty Solutions’ results. Adjusted EBITDA for the fourth quarter was $276 million compared to $264 million in the prior-year quarter.

Operating income for 2017 increased to $629 million compared to an operating loss of $3 million in 2016. Adjusted operating income in 2017 increased by 12% to $652 million, supported by higher potash prices and the strong performance of ICL’s Advanced Additives and Industrial Products business lines, as well as a reduction in G&A expenses. The Company recorded increased sales and operating margins in 2017, despite internal and external challenges that included continuing pressure on phosphate fertilizer prices and a short-term increase in production costs at ICL’s UK and Spanish operations as the Company worked to optimize its mineral assets. ICL’s results were also impacted by reduced dairy protein sales at ICL Food Specialties and the short-term slowdown in production at ICL Rotem’s phosphate operation in Israel, resulting from the spill at one of its phospho-gypsum ponds. However, the execution of prudent capital allocation and successful divestments contributed to the Company’s solid financial position. By focusing on its core mineral chains, ICL’s strategy is designed to improve the competitive position of its mineral assets and grow its specialty businesses. (See “ICL’s Strategic Direction” below.)

ICL’s Acting CEO, Asher Grinbaum, stated, “I am proud to report that ICL demonstrated achievements across many financial parameters in 2017 – in sales, operating margins, net profit, free cash flow and net debt. In addition to increasing our financial stability during 2017 by controlling CapEx, optimizing working capital and reducing our G&A expenses, we significantly reduced losses at our YPH JV in China, successfully continued our process of divesting from low-synergy assets, including ICL’s holdings in IDE Technologies and our fire safety and oil additives businesses, for an aggregate $1.2 billion. We also grew our Specialty Fertilizer business despite commodity headwinds and accelerated the transfer of production at ICL UK from potash to Polysulphate, growing Polysulphate sales by around 50%. In addition, we entered into a long-term, beneficial agreement for the supply of natural gas to power our Israel-based facilities. A major overhang on our shares was also removed following Potash Corp’s sale of its entire stake in ICL in January 2018. Our ongoing efforts to strengthen ICL’s financial position and to balance our specialties and commodities businesses, combined with our unique mineral assets and value chain, unparalleled global production and logistics platform and dedicated and talented 13,000 employees, position ICL well to achieve further growth and increased value in 2018 and the years ahead”.

ICL’s Chairman, Mr. Johanan Locker, stated, “ICL’s results in 2017 demonstrate management’s successful execution of the Board’s strategic direction. ICL has successfully divested low-synergy assets which have helped to reduce debt, enhance financial stability and create additional resources for future growth. Looking forward, ICL will focus on its core businesses aiming to further strengthen the competitiveness of its existing mineral assets while expanding our specialty businesses. In addition, ICL will combine its capabilities in the agriculture market with the growing use of precision agriculture, to significantly expand its specialty solutions portfolio to this market. The Company’s successful efforts increase our confidence in our ability to weather market challenges while building value for our stakeholders.”

FINANCIAL RESULTS

10-12/2017		10-12/2016		1-12/2017		1-12/2016
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,361	-	1,338	-	5,418	-	5,363	-
Gross profit	429	32	416	31	1,672	31	1,660	31
Operating income (loss)	189	14	72	5	629	12	(3)	-
Adjusted operating income (1)	168	12	140	10	652	12	582	11
Net income (loss) - shareholders of the Company	155	11	32	2	364	7	(122)	-
Adjusted net income - shareholders of the Company (1)	142	10	114	9	389	7	451	8
Adjusted EBITDA (2)	276	20	264	20	1,059	20	1,051	20
Free cash flow (3)	137		127		405		346

(1) See “Adjustments to reported operating and net income" in the Appendix below.

(2) See “Adjusted EBITDA for the periods of activity" in the Appendix below.

(3) See Appendix below for reconciliation.

Results analysis:

	Sales	Expenses	Operating income
	$ millions
Q4 2016 figures	1,338	(1,266)	72
Total adjustments Q4 2016 *	-	68	68
Adjusted Q4 2016 figures	1,338	(1,198)	140
Quantity	(64)	66	2
Price	53	-	53
Exchange rate	34	(51)	(17)
Raw materials	-	(6)	(6)
Energy	-	(7)	(7)
Transportation	-	10	10
Operating and other expenses	-	(7)	(7)
Adjusted Q4 2017 figures	1,361	(1,193)	168
Total adjustments Q4 2017 *	-	(21)	(21)
Q4 2017 figures	1,361	(1,172)	189

* See "Adjustments to reported operating and net income" in the Appendix below

Revenue: Consolidated sales improved by around 2% to $1,361 million in Q4 2017, driven primarily by higher sales of phosphoric acid in ICL Phosphate, fire safety products in ICL Advanced Additives, specialty agriculture products in ICL Specialty Fertilizers and bromine-based industrial products in ICL Industrial Products. These improvements were partially offset by a decrease in quantities sold of phosphate fertilizers in ICL Phosphates, potash in ICL Potash & Magnesium and clear brine solutions in ICL Industrial Products. Favorable pricing in potash in ICL Essential Minerals (an increase of $20 in the average FOB price per tonne), as well as bromine-based industrial products in ICL Specialty Solutions, also contributed to the improvement relative to the prior year. In addition, sales were favorably impacted by the strengthening of the euro against the dollar.

Operating income: Operating income was positively impacted by the Company’s product mix, mainly higher share of potash sales from the Dead Sea and higher sales of fire safety products compared to Q4 2016, increases in selling prices as described above and lower transportation costs due to lower quantities of potash sold. This was partly offset by the strengthening of the shekel and euro against the US dollar which increased production costs, higher sulphur prices which increased costs in ICL’s phosphate value chain and higher electricity prices in Europe. The negative impact of other operating expenses derives mainly from income relating to employee benefits recorded in the fourth quarter of 2016 and a provision for an environmental claim in Israel made this quarter. This was partly offset by insurance income in Israel in the fourth quarter of 2017. The increase in annual operating income was driven primarily by operational cost-saving measures (including G&A) throughout the Company; higher sales quantities of fire-safety products, bromine compounds, phosphoric acid and specialty agriculture products; higher prices for potash and flame retardants; lower sulphur prices in ICL Rotem and lower raw material costs in ICL Specialty Fertilizers. This was partly offset by a decrease in sales of phosphate rock, phosphate fertilizers and dairy proteins, lower prices of phosphate fertilizers, phosphoric acids and specialty agriculture products, as well as higher energy and transportation costs. Exchange rate fluctuations had a significant negative impact, increasing annual operating costs by $47 million compared to the prior year, mainly due to the strengthening of the shekel against the US dollar.

Financing expenses, net: The net reported financing expenses in the fourth quarter of 2017 amounted to $25 million, compared to $19 million in the corresponding quarter last year. Interest income of about $3 million in Q4 was recognized in connection with the resolution of a Belgium tax dispute relating to prior periods. In the corresponding quarter last year, interest expenses were recognized, in the amount of about $12 million, relating to a tax assessment agreement signed with the Israel Tax authority relating to prior years.

Net adjusted financing expenses in the fourth quarter of 2017 totaled $28 million compared with an unusually low level of $7 million in the corresponding quarter last year. The increase derived mainly from an increase of about $24 million, mainly from revaluation of liabilities for employee benefits (in shekel terms) and a decrease in income in respect of changes in the fair value of derivatives.

Tax expenses: Tax expenses in the fourth quarter of 2017 amounted to $13 million. Excluding the impact of adjustments to operating income in the amount of $5 million (mainly capital gains tax from the divestment of IDE) and the resolution of a tax dispute in Belgium resulting in tax income of $25 million, which were offset by tax liabilities of $31 million following some transactions we made in preparation of the pending businesses divestitures, adjusted tax expenses amounted to $1 million. This amount is exceptionally low and does not reflect ICL’s future tax rate, as taxes are calculated on an annual basis. Our effective tax rate for 2017 (as well as our estimate going forward), following certain assumptions made regarding Natural Resource Tax expenses, resulted in an annual effective tax rate of approximately 30%. ICL recorded tax income in the fourth quarter of 2017 due to an adjustment to deferred taxes following the tax reform in the US. ICL’s provision in respect of the Natural Resources Tax Law (the “Law”) in Israel was prepared in accordance with the Company’s best understanding as to how the Law is to be applied, including certain assumptions and interpretations regarding several material matters, including the value of property, plant and equipment in the financial statements for each mineral, as well as calculation of the operating income for each mineral. This Law is new, applies only to ICL and to date, no regulations have been issued with respect to the Law, no opinions have been published by Israel Tax Authority regarding the matter and no relevant court decisions have been rendered. It is possible that in future periods the Israel Tax Authority will have different views and argue that the Company should make additional payments, even for very significant amounts, based on alternative interpretations the Authorities may adopt regarding the proper application of the Law.

Cash flow & debt level: Fourth quarter net operating cash flow of $277 million increased by $20 million compared to the prior-year period. The increase stemmed mostly from a more moderate increase in trade and other receivables compared to the fourth quarter of 2016. Capex (cash basis)1 increased by $2 million to $140 million. Free cash flow (see Appendix for reconciliation) totaled $137 million which brought the annual free cash flow to $405 million, compared to $346 million in 2016. Net debt as of December 31, 2017, totaled $3,037 million, a decrease of $231 million compared to the end of 2016.

During the fourth quarter, Standard & Poor’s Global Ratings (“S&P”) reaffirmed the Company’s international corporate credit rating at BBB- with a stable outlook. The Israeli rating by S&P Maalot was also reaffirmed as ilAA with a stable outlook. These ratings also apply to the Company’s debentures.

__________________

1The Capex (cash basis) is the cash used for “Purchases of property, plant, equipment and intangible assets” reduced by any “Proceeds from sale of property, plant and equipment” as shown in the condensed consolidated statements of cash flow to the Company’s financial statements as at December 31, 2017.

ICL’S STRATEGIC DIRECTION

ICL's strategic direction, as was recently refined by the board of directors, calls for our three core minerals, bromine, potash and phosphate, to remain the base of the Company’s operations. ICL will continue to strengthen this base through optimization and efficiency measures that ensure the competitiveness of the Company’s upstream and downstream products and grow the Company’s profit margin. The growth of ICL’s specialty businesses will be supported through a value based pricing strategy, bolt-on acquisitions and introduction of new, value added products and solutions.

ICL aims to leverage its position and capabilities in the fertilizer market and the growing use of precision agriculture to enhance its marketing capabilities and to provide data driven solutions. These measures will enable the development of advanced and focused agriculture solutions to an expanding customer base, including farmers.

Implementing optimization and efficiency measures to improve the Company’s existing mineral assets is expected to contribute to increased production capabilities and reduction of cost per tonne, thereby ensuring the competitiveness of ICL’s sites. At ICL Iberia, for instance, the Company is expected to continue the consolidation of its mining operations and to introduce an efficiency plan with the goal of making this site a solid profitable potash site even in low-cycle periods. At ICL UK, ICL is shifting its production from potash to Polysulphate which is a semi-specialty fertilizer and is expected to bring this site to break-even in the short term and to solid profitability in the medium term. At ICL’s YPH JV in China, the Company has likewise reduced costs through efficiency and operational excellence measures, while accelerating the shift from commodity to specialty products.

ICL will strive to solidify its position as a unique, flexible company that meets consumer needs by offering sophisticated, innovative and tailored solutions.

NOTABLE DEVELOPMENTS IN 2017

•	Divestments: In June 2017, the Company announced that as part of its plan to reduce its current level of leverage and to finance growth in its specialty businesses, it would explore opportunities to divest assets having a low synergy profile with ICL’s mineral chains in the amount of about $500 million or more. Within the framework of this plan, the Company sold its 50% ownership in IDE Technologies Ltd., receiving net proceeds of $167 million and a capital gain of $41 million that was recorded in Q4. In December 2017, the Company signed an agreement to sell its fire safety and oil additives (P2S5) business units to SK Capital for approximately $1 billion. The closing of the deal is expected in the first half of 2018 subject to customary conditions and the receipt of regulatory approvals.

•	Supply of Natural Gas: In December 2017, ICL announced that it entered into a long-term agreement with Energean Israel Ltd., for the supply of up to 13 BCM of natural gas to the Company, at a value of approximately $2 billion over a period of 15 years beginning in the second half of 2020. The agreement marks an important milestone in securing a consistent supply of gas to the Company’s Israeli facilities at a competitive price compared to its current gas supply agreements. The agreement is expected to fully meet the Company’s gas requirements, including the operation of Dead Sea Works’ new 240 MW power stations in Sodom, which is expected to commence commercial operation in the first quarter of 2018. As of today, the Company is one of the largest consumers of natural gas in Israel, and the Energean agreement is consistent with the Company’s efforts during recent years to transition to cleaner energy sources, limit pollution and protect the environment. The agreement is subject to all required approvals, including approval of the Company shareholders, at a meeting scheduled to be held on February 22, 2018.

•	Phosphate Mining at Barir Field: In December 2017, Israel’s National Planning and Construction Council approved a directive for ICL to prepare a detailed plan for mining the Barir Field in Israel’s Negev region. This is an important strategic milestone for ICL Rotem, as well as the economy in Israel’s southern region, in view of ICL’s gradually dwindling phosphate reserves. The Company is working to comply with all the requirements that will be prerequisites for obtaining the mining permit and is cooperating fully with the authorities. The Council’s approval is vital for the continuation of the phosphate industry operation in the Negev in the coming decades as well as for safeguarding the livelihoods of thousands of families throughout the region.

•	ICL Rotem: ICL is taking actions to explore solutions for, among other things, restoration of the phospho-gypsum water ponds in the short-term and long-term and rectification of any environmental impacts, to the extent required, from the phospho-gypsum water spill following the partial collapse of the dyke at Pond 3 at ICL Rotem in June 2017. ICL is working in full coordination and close cooperation with Israeli governmental and regulatory bodies. The Ministry of Environmental Protection has instructed the Company to submit a plan relating to the future operation of the phospho-gypsum water ponds, and the Company is currently discussing the plan with the Ministry which will serve as the basis on which a permanent permit will be received for the operation of Pond 4. In addition, in December 2017, a building permit was received from the Local Planning and Building Board for construction to raise the dyke and use Pond 4. On January 7, 2018, a permit was granted for excavation work and repair of the infrastructure at Pond 5. As of the date of this release, the Company is acting to obtain the additional required permits for Pond 5, the operation of which is expected to commence in May 2018. On January 9, 2018, an appeal was filed by Adam, Teva V'din (Man, Nature and Law) – the Israeli Association for Environmental Protection, to the District Planning and Building Appeals Committee of the Southern District, against the Local Council and Rotem. In its appeal, Adam, Teva V'din argues that flaws occurred in the procedures for granting the permit for Pond 4 or in the discretion of the Local Committee that approved the relief and granted the permit. To the extent the claims made in the appeal are sustained in a manner that would cause expiry of the building permit, Rotem may have to halt the operation of part or all the production facilities at its plant in the Negev, pending receipt of a new building permit. However, the Company estimates that the chances that such claims are sustained, in whole or in part, are low. On February 5, 2018, the Company filed a request with the Appeals Board for dismissal and rejection of the appeal.

ICL is committed to environmental responsibility, and for years has worked closely with Israel’s environmental authorities to maintain nature reserves in Israel’s Negev region that are in proximity to its facilities.

•	Salt Harvest/Pumping Station at the Dead Sea: In October 2017, ICL signed an agreement in the amount of $280 million for the first stage of the salt harvesting project, with Holland Shallow Seas Dredging Ltd., a contracting company that will build a special dredger designed to execute the salt harvesting project. The dredger is expected to begin operating in the first half of 2019. In addition, during the third quarter, ICL’s Board approved an investment of about $250 million to build a new pumping station at the Dead Sea, expected to be completed in 2020.

•	Sale of Nutrien's holdings in ICL: On February 5, 2018, Nutrien Ltd. announced in its Q4 2017 report that its wholly-owned subsidiary, Potash Corporation of Saskatchewan Inc., on January 24, 2018, completed the sale of its 13.77% stake in ICL's shares for net proceeds of $685 million. The sale increased the public’s direct holding of shares in ICL by about a third, to about 54% of outstanding shares.

REVIEW OF OPERATING SEGMENTS

Specialty Solutions Segment

The Specialty Solutions Segment, which serves diversified industrial markets, concentrates on achieving growth through a highly-tailored customer focus, product innovation and commercial excellence. The segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties.

Business highlights:

ICL’s Specialty Solutions segment accounted for 48% of ICL’s overall sales (before elimination of inter-segment sales) and operating income attributed to segments in the fourth quarter of 2017. Results were supported by higher sales along ICL Advanced Additives’ P2O5 value chain and an increase in quantities sold in its fire safety business resulting from off-season wildfires in California, as well as from the segment’s value-oriented pricing strategy and expansion of its customer base. Supportive bromine market conditions in the fourth quarter led to higher sales quantities of bromine-based flame retardants in ICL Industrial Products, offset by a decrease in the sales of clear brine solutions. ICL Food Specialties recorded lower sales to Russia and lower dairy protein sales to a major customer; however, the business line expects significant improvement in 2018 resulting from customer diversification and pricing initiatives. While the segment’s operating income was positively influenced by increased quantities sold and selling prices, these were offset by a provision for bad debt, an increase in royalties paid as a result of increased sales and inventory write-offs during the quarter.

$ millions	10-12/2017	10-12/2016	1-12/2017	1-12/2016
Industrial Products	303	283	1,193	1,120
Sales to external customers	298	279	1,179	1,111
Sales to internal customers	5	4	14	9
Advanced Additives	199	173	877	798
Sales to external customers	186	157	824	732
Sales to internal customers	13	16	53	66
Food Specialties	151	151	596	659
Sales to external customers	149	150	585	650
Sales to internal customers	2	1	11	9
Setoffs	(2)	(6)	(16)	(24)
Total segment sales	651	601	2,650	2,553
Operating income attributable to the segment	114	121	554	534

ICL Industrial Products

•	ICL Industrial Products benefited from stricter environmental regulations that affected local production output in China and, as a result, improved conditions for bromine and bromine-based compounds. Currently, Chinese production has resumed, and the winter shutdown has mostly not been implemented. Bromine prices are slightly down since mid-January. The bromine business environment is expected to remain stable in 2018.

•	Market demand for bromine-based flame retardants remains stable. However, ICL Industrial Products is benefitting from lower bromine-based flame retardants production in China as a result of the limited local bromine production and higher bromine prices.

•	Phosphorous-based flame retardants prices continue to be favorable compared to Q4 2016.

•	Operating margins were negatively impacted by lower sales of clear brine solutions.

•	The unit experienced higher profitability for its magnesia products as a result of higher selling prices and by focusing on applications with higher profit margins.

ICL Advanced Additives

Advanced Additives’ sales performance significantly exceeded the corresponding quarter last year, positively impacted by several factors:

•	Global sales of salts and acids increased by 9% compared to Q4 2016 as a result of demand from new customers in Europe which offset lower demand from existing customers as a result of a new pricing policy. Continued growth of the P2O5 business in China is being driven by the YPH JV’s continuing increase of local market share and of its customer base. The Brazilian market saw stable demand for phosphate salts and higher acid exports to other South American countries while in North America, year-over-year revenues declined due to competitive price pressure. Average P2O5 prices were slightly down compared to Q4 2016 but sequentially higher as a result of a new pricing policy.

•	Extended wildfire activity in North America created higher demand for fire safety products.

•	Oil Additives (P2S5) sales increased versus Q4 2016 mainly due to higher demand from a customer in North America, partly offset by plant turnarounds of other key customers in Europe and North America.

•	During the quarter, ICL announced the sale of its Fire Safety and Oil Additives (P2S5) businesses to SK Capital for approximately $1 billion. The sale is expected to close in the first half of 2018. (See “Divested Businesses Sales and Operating Income” in the Appendix.)

ICL Food Specialties

•	ICL Food Specialties’ revenue in Q4 2017 was stable compared to Q4 2016 due to higher volumes in the food phosphates and multi-ingredient blends businesses, which offset lower sales to Russia as a result of the transition to a new distributor and lower dairy protein sales to a major customer. Q4 sales are usually lower than the first three quarters of the year due to seasonality.

•	ICL Food Specialties’ dairy business continued to recover during Q4 2017 compared to the first half of the year although revenues were below the corresponding quarter in 2016. Over the last six months the dairy business has diversified its customer base, and has focused its efforts on the organic infant food industry, which is expected to contribute to the growth of the business line in 2018.

•	During Q4, ICL Food Specialties’ phosphates business experienced an increase in costs of certain raw materials. The business line expects to offset these increases through higher selling prices.

•	The demand for clean-label, vegan and lactose-free food products in the European market continues to grow. ICL Food Specialties’ integrated solutions and capabilities are well positioned to respond to this trend. As a result, sales volumes of integrated solutions and new products continued to increase. In addition, the business line modified its organizational structure from regional-based to market segment-based to enable it to focus on developing new products and tailor-made solutions for targeted customers. This will strengthen the business line’s go-to market capability and contribute to cost efficiency.

Results of operations for the period October – December 2017

Sales analysis	Industrial Products	Advanced Additives	Food Specialties	Setoff	Segment Total
$ millions

Total sales Q4 2016	283	173	151	(6)	601
Quantity	6	17	(7)	3	19
Price	9	4	1	(1)	13
Exchange rate	5	5	6	2	18
Total sales Q4 2017	303	199	151	(2)	651

Operating income attributable to the segment analysis	$ millions
Total operating income Q4 2016	121
Quantity	7
Price	13
Exchange rate	(2)
Raw materials	(1)
Energy	(1)
Transportation	1
Operating and other expenses	(24)
Total operating income Q4 2017	114

Contribution from higher sales quantities deriving from fire safety and bromine-based flame retardants as well as higher prices in the bromine value chain and of specialty acids was more than offset mainly by an increase in operating and other expenses due to a provision for bad debt, inventory write-off, higher royalty payments in the bromine value chain and an income related to employee benefits recorded in Q4 2016.

Essential Minerals Segment

The Essential Minerals segment, which serves the agricultural market, includes three business lines: ICL Potash & Magnesium, ICL Phosphate and ICL Specialty Fertilizers. The segment focuses on delivering high-quality agricultural products, while continuously driving efficiency, process innovation and operational excellence.

Business highlights:

•	In the fourth quarter, the Potash and Magnesium business line recorded growth in operating income supported by strong demand and tight supply in the potash market. For the year, the business line achieved record annual sales volume to Brazil and continued to restructure its European sites to optimize their competitiveness and ensure sustainability. Moderate price recovery in the Phosphate business line in Q4 was initially driven by raw material cost increases, but continued into 2018 as a result of increased demand. However, production slowdown of several weeks at ICL’s YPH JV and ICL Rotem in the quarter offset the contribution from the market’s recovery. The Specialty Fertilizers business line achieved record fourth quarter results led by growth in specialty agriculture which benefited from strong demand for its products in Europe, Asia Pacific, the Middle East and Africa. An organizational shift and efficiency measures also contributed to Specialty Fertilizers’ growth in sales and improved operating margins.

•	Based on the World Agriculture Supply & Demand Estimates (WASDE) report published by the US Department of Agriculture (USDA) in February 2018, the grain stock to use ratio for 2017/2018 agricultural year is expected to decrease slightly to 24.7%, compared with 25.3% at the end of the 2016/2017 agricultural year, and compared with 25.7% in the 2015/2016 agricultural year. This level is still relatively high and as a result grain prices are at a ten-year low level, adversely affecting farmers’ incentive to purchase fertilizers. However, the affordability of fertilizers is still favorable, which is reflected in good demand for potash.

•	According to the UN’s Food and Agriculture Organization (FAO) forecast from December 2017, global cereal production in 2017 amounted to 2,627 million tonnes, 16.8 million tonnes (0.6%) higher than 2016. The production of coarse grains amounted to 1,371 million tonnes, up nearly 24 million tonnes (1.8%) from 2016.

Potash & Magnesium

Business environment overview

•	Potash prices continued to firm moderately during Q4 2017, supported by healthy demand. According to CRU (Fertilizer Week Historical Prices, 18/1/2018), the average CFR Brazil price for Q4 was $280 per tonne, 5% higher than in Q3 2017, and 19% higher than in Q4 2016.

•	According to customs data, China imported about 7.5 million tonnes of potash during 2017, a 10.5% increase over 2016. ICL completed its shipments under 2017 contractual obligations by the beginning of February 2018.

•	According to the FAI (Fertilizer Association of India), potash imports during 2017 amounted to 4.3 million tonnes, a 25% increase over imports in 2016.

•	According to ANDA (Brazilian National Fertilizer Association), potash imports into Brazil during 2017 amounted to 9.23 million tonnes, a 5% increase over 2016, and an all-time record for the country.

•	Three fertilizer companies are currently in the process of commissioning new (Greenfield) mines. However, currently their impact on the market is negligible due to delays and ramp-up time.

•	Global demand for magnesium remains constrained in China, Brazil and Europe while prices are under pressure due to increased Chinese exports as well as imports from Russian, Kazakh and Turkish producers to the US. However, there appears to be a resumption of aluminum production in the US, where aluminum producers constitute 37% of primary magnesium (pure magnesium and primary-based-alloy magnesium) consumers. This is expected to improve the US magnesium market.

Business highlights

•	ICL shipped about 1.3 million tonnes of potash to Brazil in 2017, marking record annual sales for this market.

•	The Company continues to restructure its European mineral assets to optimize their competitiveness and ensure sustainability. Following the quarter, ICL UK announced that potash production at its Boulby mine is expected to end in mid-2018 as it completes its transition to mining Polysulphate. In 2018, ICL plans to produce about 600 thousand tonnes of Polysulphate, increasing to about 800 thousand tonnes in 2019. The transition from potash to Polysulphate production includes the reduction of about 200 employees during 2018, in addition to the reductions made in 2016 and 2017. In addition, in mid-2018, ICL expects to begin producing PotashpluS, a compressed mixture of Polysulphate and potash with higher potash concentration, which is expected to contribute to Polysulphate sales. In addition, during 2018 ICL is expected to continue its site consolidation project at its potash mines in Spain, while implementing an efficiency plan to reduce costs already in 2018. ICL also expects to decrease its production costs per tonne at ICL Dead Sea in 2018 as a result of improved production rates.

•	After assuming full responsibility for construction of the new power station in Sodom, ICL Dead Sea is now in the test run stage and awaiting receipt of final regulatory approvals. The power station is expected to reduce energy costs throughout ICL’s plants in southern Israel.

•	ICL Dead Sea has begun the construction of a new pumping station at the Dead Sea (P-9) scheduled to be carried out until 2020, following approval by ICL’s Board of Directors of an investment of approximately $250 million.

Phosphate

Business Environment

•	The phosphate market appeared to have reached bottom towards the end of the third quarter, after which, prices began to rise, initially driven by raw material costs, such as ammonia and sulphur. However, moderation in sulphur prices during December has not yet resulted in reversal of phosphate fertilizers prices. This could be explained by healthy demand in the US, Brazil and Pakistan, while Chinese producers have focused on the domestic market limiting export volumes.

•	Sulphur prices rallied during the third and most of the fourth quarter due to increased demand and limited supply. At the end of November, prices CFR China passed the $200 per tonne mark, but from that point in time prices began to decline and were lower by an average of $50 per tonne at the beginning of January 2018.

•	Major capacity increases were reported this year in Morocco and Saudi Arabia. The Moroccan producer OCP added a third (out of four) one-million-tonne-per-year finished product plant in Jorf Lasfar, while planning to commission a fourth plant in Q1 2018. The Saudi Arabian producer, Ma’aden, is ramping-up its Wa’ad Al Shamal facility with finished product capacity of three million tonnes per year. On the other hand, Mosaic announced the idling of its Plant City phosphate production which will remove about two million tonnes per year of DAP and MAP capacity.

•	Export of phosphates (DAP, MAP and TSP) from China increased by 11% during 2017 to 10.1 million tonnes, despite lower Indian imports and low margins. Continued pressure by Chinese environmental authorities is resulting in several plant closures and additional expenses, which is expected to limit further growth in exports, and possibly result in some decline over the coming years.

•	Phosphate imports to Brazil (DAP, MAP, TSP, SSP& 11-44) during 2017 increased by 10.4% to 7.26 million tonnes.

•	According to the FAI (Fertilizer Association of India), DAP imports into India during 2017 decreased significantly by 6.3% to 4 million tonnes. However, domestic DAP production increased by 9.7%, to 4.8 million tonnes, using imported rock and acid.

•	Demand in the US was firm. According to TFI (The Fertilizer Institute) data, DAP imports in 2017 increased by 37% to 805 thousand tonnes. MAP imports increased by 22% to 1,380 thousand tonnes.

•	According to CRU (Fertilizer Week Historical Prices, 18/1/2018), the average price of DAP in the fourth quarter of 2017 was $382 per tonne FOB Morocco, an 8.4% and 12.3% increase over the third quarter of 2017 and the fourth quarter of 2016, respectively.

•	According to CRU (Fertilizer Week Historical Prices, 18/1/2018), the average price of phosphate rock (68-72% BPL) in the fourth quarter of 2017 was $80 per tonne FOB Morocco, a decrease of 6.9% and 24.1% over the third quarter of 2017 and the fourth quarter of 2016, respectively.

•	The Moroccan producer, OCP, has agreed to first-quarter phosphoric acid contracts with its Indian joint-venture partners at $678 per tonne P2O5 CFR, an increase of $111 per tonne from the price in the second half of 2017.

•	Market observers such as CRU and FertEcon are forecasting moderate global price recovery starting next year due to lower exports from China and higher imports to India.

Business Highlights

•	Following the partial collapse in June 2017 of a dyke in Pond 3 which is used for accumulation of phospho-gypsum water in ICL Rotem, the Company returned to production at close to full capacity under a temporary approval to activate Pond 4 by the Ministry of Environmental Protection. The Company is currently discussing with the Ministry a plan relating to the future operation of the ponds, which will serve as the basis for the permanent permit to operate Pond 4. In addition, in December 2017, a building permit was received from the Local Planning and Building Committee of Tamar for the construction, raising the dyke and use of Pond 4. In January 2018, a permit was granted for excavation work and repair of the infrastructure in Pond 5, and actions are being taken by the Company to obtain all required permits for Pond 5, towards expected beginning of operation in May 2018.

•	Q4 results of the Company’s YPH JV in China improved compared to the fourth quarter of 2016 driven by a shift to specialty and higher margin products, as well as the implementation of efficiency and cost reduction measures. Compared to the second and third quarters of 2017, performance in the fourth quarter was negatively affected by the shutdown of YPH JV’s MGA and sulphuric acid plants for yearly maintenance, as well as by a significant increase in sulphur prices.

•	The ICL Rotem Zin plant was shut down during part of the fourth quarter of 2017 as a result of a decision to decrease phosphate rock sales due to lower prices. The plant returned to activity in November 2017. ICL Rotem management is working on implementing additional efficiency measures in order to cope with market conditions.

Specialty Fertilizers

•	ICL Specialty Fertilizers’ delivered record Q4 results led by growth of its specialty agriculture business which saw strong demand in Europe, Asia Pacific, Middle East and Africa.

•	The specialty fertilizers market recovered in 2017, following challenges which impacted 2016 results. In recent months, prices have also begun to recover moderately. This trend is expected to continue during 2018.

•	During 2017, the business line also pursued an organizational shift into sub-business lines based on markets rather than geographies. This shift, in addition to the implementation of efficiency measures, contributed to a growth in sales as well as an improvement in operating margins. Further contribution is expected in 2018.

•	The business unit also recorded increased sales in Europe in the ornamental horticulture market, mainly of controlled release fertilizers (CRF) and water-soluble fertilizers. Sales of seed and plant protection products increased in the turf and landscape market in Europe.

•	Increased sales of controlled release fertilizers (CRF) in most specialty agriculture market territories.

•	Results of straight fertilizers (MAP/MKP) in Q4 were higher compared to the corresponding quarter in 2016 due to market conditions.

•	During the last two months of Q4 the business unit saw the first signs of recovery in the North America market. 2017 results were lower than last year due to a competitive business environment and unfavorable weather conditions.

•	Results in Israel were negatively impacted by the continued local shortage of ammonia. The business line shifted soluble MAP production to the YPH JV in China.

Results of Operations

10-12/2017	10-12/2016	1-12/2017	1-12/2016
$ millions	$ millions	$ millions	$ millions
Potash & Magnesium	414	415	1,383	1,338
Sales to external customers	381	386	1,258	1,213
Sales to internal customers	33	29	125	125
Phosphate	242	263	1,052	1,163
Sales to external customers	189	226	860	966
Sales to internal customers	53	37	192	197
Specialty Fertilizers	156	137	692	661
Sales to external customers	148	129	671	632
Sales to internal customers	8	8	21	29
Setoffs	(32)	(15)	(119)	(126)
Total segment sales	780	800	3,008	3,036
Operating income attributable to the segment	124	103	359	398

Sales analysis	Potash & Magnesium	Phosphate	Specialty Fertilizers	Setoff	Segment Total

	$ millions
Total sales Q4 2016	415	263	137	(15)	800

Quantity	(41)	(38)	16	(15)	(78)
Price	32	11	2	(3)	42
Exchange rate	8	6	1	1	16
Total sales Q4 2017	414	242	156	(32)	780

Operating income attributable to the segment analysis	$ millions
Total operating income Q4 2016	103
Quantity	(1)
Price	42
Exchange rate	(13)
Raw materials	(11)
Energy	(6)
Transportation	9
Operating and other (expenses) income	1
Total operating income Q4 2017	124

Sales quantities of potash and phosphate fertilizers had a negative impact, offset by an increase in the sales quantities of phosphoric acid and specialty agriculture products. The impact was insignificant on operating profit due to the composition of potash production sites and product mix throughout the segment. Price contribution derived mostly from higher potash prices. The contribution of exchange rates to sales due to the strengthening of the euro against the dollar was more than offset in the operating profit mainly due to the impact of the strengthening of the Israeli shekel on production costs. An increase in sulphur prices, as well as higher electricity charges in Europe, had a negative impact on operating income, offset by lower transportation costs due to a decrease in the quantities sold and despite an increase in marine transportation prices.

Potash Stand Alone Activities:

Production and sales:

Thousands of Tonnes	10-12/2017	10-12/2016	1-12/2017	1-12/2016
Production	1,303	1,303	4,773	5,279
Sales to external customers	1,375	1,632	4,687	4,818
Sales to internal customers	125	92	352	347
Total sales (including internal sales)	1,500	1,724	5,039	5,165
Closing inventory	400	666	400	666

Lower sales quantities in Q4 2017 compared to exceptionally strong shipments in Q4 2016 which was a significantly back-end loaded year. Production in the fourth quarter was stable compared to the corresponding quarter in 2016.

Key Figures:

Millions of dollars	10-12/2017	10-12/2016	1-12/2017	1-12/2016
Sales to external customers	361	369	1,181	1,134
Sales to internal customers *	40	34	149	151
Total Sales	401	403	1,330	1,285
Gross Profit	198	167	555	513
Operating income attributable to potash business	124	94	303	291
CAPEX	114	66	256	305
Depreciation and amortization	35	27	121	119
Average potash selling price per tonne - FOB (in $)	222	202	219	211

* Sales to other business lines of ICL including the Magnesium business.

Potash stand-alone activities include, among others, Polysulphate produced in a mine in the UK and salt produced in underground mines in the UK and Spain.

Results of operations for the period October-December 2017:

Sales analysis	$ millions
Total sales Q4 2016	403
Quantity	(44)
Price	34
Exchange rate	8
Total sales Q4 2017	401

Operating income attributable to potash business analysis	$ millions
Total operating income Q4 2016	94
Quantity	(5)
Price	34
Exchange rate	(6)
Energy	(3)
Transportation	2
Operating and other (expenses) income	8
Total operating income Q4 2017	124

The significant growth of 32% in Q4 2017 operating income derived from higher prices, lower transportation costs and lower operating costs, and was only partly offset by the negative impact of lower sales quantities and the upward revaluation of the Israeli shekel against the dollar.

Production and Sales – Phosphates

Thousands of Tonnes	10-12/2017	10-12/2016	1-12/2017	1-12/2016
Phosphate rock
Production of rock	1,098	1,301	4,877	5,744
Sales *	140	157	498	1,032
Phosphate rock used for internal purposes	1,030	1,054	4,300	4,099
Phosphate fertilizers
Production	555	691	2,094	2,725
Sales *	501	750	2,291	2,645

* To external customers.

The decrease in phosphate rock production derived mainly from adjusting production volumes to the business environment in ICL Rotem, which included a shutdown of the Zin plant during a part of the fourth quarter. The plant returned to activity towards the end of the quarter. Sales of phosphate rock were lower due to the challenging market environment and unattractive prices. The decrease in phosphate fertilizers production stemmed mainly from decreased production at the YPH JV as a result of its shift to specialty products. The decrease in sales of phosphate fertilizers stemmed mainly from a decrease in sales to Asia.

DIVIDEND DISTRIBUTION

The Board of Directors declared that a dividend totaling $70 million, or about $0.054 per share, will be paid on March 14, 2018, in respect of ICL’s fourth quarter 2017 results.

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About ICL

ICL is a global manufacturer of products based on its three mineral value chains – bromine, potash and phosphate, serving global agriculture and industrial markets.

ICL produces approximately a third of the world’s bromine, and is the sixth largest potash producer, as well as the leading provider of pure phosphoric acid. It is a major manufacturer of specialty fertilizers, specialty phosphates and flame retardants. ICL’s mining and manufacturing activities are located in Israel, Europe, the Americas and China, and are supported by global distribution and supply networks.

The agricultural products that ICL produces help to feed the world’s growing population. The potash and phosphates that it mines and manufactures are used as ingredients in fertilizers and serve as an essential component in the pharmaceutical and food additives industries. The food additives that ICL produces enable people to have greater access to more varied and higher quality food. Other substances, based on bromine and phosphates allow the safe and widespread use of a variety of products and materials and help to create energy that is more efficient and environmentally friendly.

ICL benefits from a number of unique advantages, including its vertically integrated activities and complementary and synergistic downstream operations for the production of unique end products; its balanced and varied product portfolio in growing markets; broad presence throughout the world and proximity to large markets, including in emerging regions.

ICL operates within a strategic framework of sustainability that includes a commitment to the environment, support of communities in which ICL’s manufacturing operations are located and where its employees live, and a commitment to all its employees, customers, suppliers and other stakeholders.

ICL is a public company whose shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs approximately 13,000 people worldwide, and its sales in 2017 totaled US$5.4 billion. For more information, visit the Company's website at www.icl-group.com.

Forward Looking Statement

This press release contains statements that constitute “forward-looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential” among others. Forward-looking statements include, but are not limited to assessments and judgments regarding macro-economic conditions and ICL’s markets, operations and financial results. Forward-looking assessments and judgments are based on our management’s current beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, market fluctuations, especially in ICL’s manufacturing locations and target markets ;the difference between actual resources and our resources estimates ;changes in the demand and price environment for ICL's products as well as the cost of shipping and energy, whether caused by actions of governments, manufacturers or consumers ;changes in the capital markets, including fluctuations in currency exchange rates, credit availability, interest rates;changes in the competition structure in the market;and the factors in “Item 3. Key Information—D. Risk Factors” in the Company's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2017. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this press release, whether as a result of new information, future developments or otherwise.

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(Financial tables follow and are also available in
Excel format on our website located at www.icl-group.com)

Appendix:

We disclose in this Quarterly Report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA and free cash flow. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA to facilitate operating performance comparisons from period to period and present free cash flow to facilitate a review of our cash flows in periods. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income” below, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table “Adjusted EBITDA for the periods of activity” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders.   We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding Proceeds from sale of property, plant and equipment and Dividends from equity-accounted investees during such period as presented in the reconciliation table under “Calculation of free cash flow”.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, or free cash flow as a substitute for cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA and free cash flow may differ from those used by other companies. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA and free cash flow provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations. In particular for free cash flow, we adjust our Capex to include any Proceeds from sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets. We further adjust free cash flow to add Dividends from equity-accounted investees because receipt of such dividends affects our residual cash flow. Free cash flow does not reflect adjustment for additional items that may impact our residual cash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non-discretionary expenditures. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

We present a discussion in the period-to-period comparisons of the primary drivers of changes in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses. We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.

Unaudited Condensed Consolidated Statements of Income

(in millions, except per share data)

For the three-month period ended		For the year ended
December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
$ millions	$ millions	$ millions	$ millions
Sales	1,361	1,338	5,418	5,363
Cost of sales	932	922	3,746	3,703

Gross profit	429	416	1,672	1,660

Selling, transport and marketing expenses	189	191	746	722
General and administrative expenses	70	80	261	321
Research and development expenses	15	19	55	73
Other expenses (income)	(34)	54	(19)	547

Operating income (loss)	189	72	629	(3)

Finance expenses, net	25	19	124	132

Share in earnings (losses) of equity-accounted investees	(2)	2	-	18

Income (loss) before income taxes	162	55	505	(117)

Income taxes	13	50	158	55

Net income (loss)	149	5	347	(172)

Net loss attributable to the non-controlling interests	(6)	(27)	(17)	(50)

Net income (loss) attributable to the shareholders of the Company	155	32	364	(122)

Earnings (loss) per share attributable to the shareholders of the Company:

Basic earnings (loss) per share (in cents)	12.00	3.00	29.00	(10.00)

Diluted earnings (loss) per share (in cents)	12.00	3.00	29.00	(10.00)

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,277,099	1,274,195	1,276,072	1,273,295

Diluted (in thousands)	1,277,947	1,274,791	1,276,997	1,273,295

Unaudited Condensed Consolidated Statements of Financial Position:

December 31, 2017	December 31, 2016
$ millions	$ millions
Current assets
Cash and cash equivalents	83	87
Short-term investments and deposits	90	29
Trade receivables	932	966
Inventories	1,226	1,267
Assets held for sale	169	-
Other receivables	225	222
Total current assets	2,725	2,571

Non-current assets
Investments in equity-accounted investees	29	153
Financial assets available for sale	212	253
Deferred tax assets	132	150
Property, plant and equipment	4,521	4,309
Intangible assets	722	824
Other non-current assets	373	292
Total non-current assets	5,989	5,981

Total assets	8,714	8,552

Current liabilities
Short-term credit	822	588
Trade payables	790	644
Provisions	78	83
Liabilities held for sale	43	-
Other current liabilities	595	708
Total current liabilities	2,328	2,023

Non-current liabilities
Long-term debt and debentures	2,388	2,796
Deferred tax liabilities	228	303
Long-term employee provisions	640	576
Provisions	193	185
Other non-current liabilities	7	10
Total non-current liabilities	3,456	3,870

Total liabilities	5,784	5,893

Equity
Total shareholders’ equity	2,859	2,574
Non-controlling interests	71	85
Total equity	2,930	2,659

Total liabilities and equity	8,714	8,552

Unaudited Condensed Consolidated Statements of Cash Flows:

For the three-month period ended		For the year ended
December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income (loss)	149	5	347	(172)
Adjustments for:
Depreciation, amortization and impairment	118	95	418	406
Revaluation of balances from financial institutions and interest expenses, net	27	(6)	137	76
Share in (earnings) losses of equity-accounted investees, net	2	(2)	-	(18)
Other capital losses (gains), net	(45)	2	(54)	433
Share-based compensation	3	3	16	15
Deferred tax expenses (income)	(34)	112	(46)	(2)
	220	209	818	738

Change in inventories	(48)	56	57	70
Change in trade and other receivables	61	128	21	150
Change in trade and other payables	38	(160)	(45)	(90)
Change in provisions and employee benefits	6	24	(4)	98
Net change in operating assets and liabilities	57	48	29	228

Net cash provided by operating activities	277	257	847	966

Cash flows from investing activities
Investments in shares and proceeds from deposits, net	(6)	20	(65)	(198)
Purchases of property, plant and equipment and intangible assets	(140)	(138)	(457)	(632)
Proceeds from divestiture of subsidiaries	-	-	6	17
Proceeds from sale of equity-accounted investee	168	-	168	-
Dividends from equity-accounted investees	-	8	3	12
Proceeds from sale of property, plant and equipment	-	-	12	-
Other	-	1	-	1
Net cash provided by (used in) investing activities	22	(109)	(333)	(800)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(56)	-	(237)	(162)
Receipt of long-term debt	70	40	966	1,278
Repayment of long-term debt	(353)	(371)	(1,387)	(1,365)
Short-term credit from banks and others, net	18	117	147	14
Other	-	(2)	-	(4)
Net cash used in financing activities	(321)	(216)	(511)	(239)

Net change in cash and cash equivalents	(22)	(68)	3	(73)
Cash and cash equivalents as at beginning of the period	109	157	87	161
Net effect of currency translation on cash and cash equivalents	1	(2)	(2)	(1)
Cash and cash equivalents included as part of assets held for sale	(5)	-	(5)	-
Cash and cash equivalents as at the end of the period	83	87	83	87

Additional Information

For the three-month period ended		For the year ended
December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
$ millions	$ millions	$ millions	$ millions
Income taxes paid, net of tax refunds	70	4	127	84
Interest paid	37	35	111	112

Adjustments to Reported Operating and Net Income

10-12/2017	10-12/2016	1-12/2017	1-12/2016
$ millions	$ millions	$ millions	$ millions
Operating income (loss)	189	72	629	(3)
Capital (gain) loss (1)	(48)	-	(54)	1
Write-down and impairment of assets (2)	14	-	32	489
Provision for early retirement and dismissal of employees (3)	5	13	20	39
Provision in respect of prior periods resulting from an arbitration decision (4)	-	3	6	13
Retroactive electricity charges (5)	(6)	-	(6)	(16)
Provision for legal claims (6)	14	1	25	8
Provision for historical waste removal (7)	-	51	-	51
Total adjustments to operating income (loss)	(21)	68	23	585
Adjusted operating income	168	140	652	582
Net income (loss) attributable to the shareholders of the Company	155	32	364	(122)
Total adjustments to operating income (loss)	(21)	68	23	585
Adjustments to finance expenses (8)	(3)	12	-	38
Total tax impact of the above operating income & finance expenses adjustments	5	(15)	(4)	(81)
Tax assessment and deferred tax adjustments (9)	6	22	6	36
Adjustments attributable to the non-controlling interests	-	(5)	-	(5)
Total adjusted net income - shareholders of the Company	142	114	389	451

(1)	In Q4 2017, capital gain from IDE divestiture, in the amount of $41 million and capital gain from deconsolidation of Allana Afar in Ethiopia, in the amount of $7 million. In 2017, additional consideration received regarding earn-out of 2015 divestitures in the amount of $6 million.

(2)	In Q4 2017, an impairment of assets in China and the Netherlands, in the amounts of $11 million and $3 million, respectively. In 2017, an impairment of an intangible asset in Spain, in the amount of $14 million and write-down of an investment in Namibia in the amount of $4 million. In 2016, with respect to write-down of assets (including closure cost relating to the global ERP project (Harmonization Project), in the amount of $282 million, write down of assets relating to discontinuance of the activities of Allana Afar in Ethiopia (including expected closure cost), in the amount of $202 million, and impairment in the value of assets of a subsidiary in the United Kingdom, in the amount of $5 million.

(3)	Provision for early retirement and dismissal of employees in accordance with the Company’s comprehensive global efficiency plan in its production facilities throughout the group. In 2017, provisions relating to the Company’s facilities in Israel at ICL Rotem and in Q4 2017, provisions related to subsidiaries in North America (Everris NA Inc.) and Europe (Everris International B.V and BK Giulini GMBH). In 2016, provisions relating to the Company's Bromine facilities in Israel and in Q4 2016 provisions mostly relating to the Company’s facilities in the United Kingdom (Cleveland Potash Ltd.) and the joint venture in China (reflected also in the non-controlling interests’ adjustment below).

(4)	Provision in connection with prior periods in respect of royalties' arbitration in Israel.

(5)	Reversal of a provision in connection with prior periods in respect of costs of management services of the electricity system in DSW and ICL Rotem.

(6)	In Q4 2017, provisions for legal claims for damages related to the contamination of the water in certain wells at the Suria site in Spain, in the amount of $12 million, and settlement of the dispute with Great Lakes (a subsidiary of Chemtura Corporation), in the amount of $2 million. In 2017, provisions for legal claims relating to a dispute with the National Company for Roads in Israel regarding damage caused to bridges by DSW, in the amount of $6 million and to a dispute with the European Commission concerning past grants received by a subsidiary in Spain, in the amount of $5 million. In 2016, provisions mainly regarding two claims settled in 2016 related to prior periods deriving from the settlement agreement that ended the class action brought by the farmers in Israel regarding potash prices, and provisions deriving mainly from the commercial price dispute with Haifa Chemicals which ended with the arbitration award agreement.

(7)	Provision for purification and removal of historical waste from the potash sites in Spain as a result of decisions made by the Spanish authorities in connection with the plan for treating the salt pile in the Sallent site leading to changes in the plans mainly related to the water pumping process involved in the salt treatment.

(8)	Interest and linkage expenses in connection with the royalties' arbitration and tax assessments in Israel and Belgium, and a dispute of a subsidiary in Spain with the European Commission, all relating to prior periods. In Q4 2017, an income of $3 million in connection with the Belgium tax dispute resolution. In 2017, $3 million related to a dispute of a Spanish subsidiary with the European Commission (see also footnote no.6 above). In 2016, $26 million in connection with the royalties' arbitration and $12 million relating to a tax assessment in Israel.

(9)	In Q4 2017, internal transaction in preparation of non-core businesses divestitures, resulting in tax liabilities of $31 million and resolution of the Belgium tax dispute resulting in tax income of $25 million. It should be noted that the capital gain from divestment of the fire safety and oil additives businesses will be adjusted in 2018, subject to the closing of the deal. In 2016, tax assessments in Israel and Belgium relating to prior periods.

Calculation of Adjusted EBITDA:

10-12/2017	10-12/2016	1-12/2017	1-12/2016
$ millions	$ millions	$ millions	$ millions
Net income (loss) attributable to the shareholders of the Company	155	32	364	(122)
Depreciation and amortization	104	95	390	401
Financing expenses, net	25	19	124	132
Taxes on income	13	50	158	55
Adjustments *	(21)	68	23	585
Total adjusted EBITDA	276	264	1,059	1,051

* See "Adjustments to reported operating and net income" above.

Calculation of free cash flow*:

10-12/2017	10-12/2016	1-12/2017	1-12/2016
$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities	277	257	847	966
Purchase of property, plant, equipment and intangible assets	(140)	(138)	(457)	(632)
Proceeds from the sale of property, plant and equipment	-	-	12	-
Dividends from equity-accounted investees	-	8	3	12
Free cash flow	137	127	405	346

*The items above present the amounts as shown in the condensed consolidated statements of cash flow to the Company’s financial statements as at December 31, 2017.

Operating income by business lines ($ millions):

2017	2016	2015
Potash & Magnesium	282	282	637
Phosphate	23	60	187
Specialty Fertilizers	56	55	63
Eliminations	(2)	1	(2)
Essential Minerals segment operating income	359	398	885
Industrial Products	303	286	225
Advanced Additives	201	163	154
Food Specialties	51	84	72
Eliminations	(1)	1	-
Specialty Solutions segment operating income	554	534	451
Other activities	1	5	16
Operating income attributed to segment	914	937	1,352

Sales by Main Countries:

10-12/2017		10-12/2016		1-12/2017		1-12/2016
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

USA	241	18	240	18	1,091	20	1,070	20
China	213	16	261	20	724	13	669	12
Brazil	144	11	135	10	594	11	521	10
Germany	94	7	83	6	378	7	392	7
United Kingdom	83	6	58	4	328	6	306	6
India	68	5	31	2	200	4	199	4
France	67	5	47	4	265	5	226	4
Spain	64	5	59	4	264	5	258	5
Israel	41	3	62	5	171	3	237	4
Italy	32	2	31	2	121	2	122	2
All other	314	22	331	25	1,282	24	1,363	26
Total	1,361	100	1,338	100	5,418	100	5,363	100

Sales by Geographical Regions:

10-12/2017		10-12/2016		1-12/2017		1-12/2016
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Europe	465	34	387	29	1,918	35	1,863	35
Asia	396	29	391	29	1,342	25	1,275	24
North America	260	19	262	20	1,175	22	1,141	21
South America	160	12	152	11	666	12	588	11
Rest of the world	80	6	146	11	317	6	496	9
Total	1,361	100	1,338	100	5,418	100	5,363	100

Europe – the increase compared to the corresponding quarter last year derives mainly from an increase in the quantities sold of phosphate fertilizers, bromine-based industrial products and specialty agriculture, together with an increase in potash selling prices.

Asia– stable sales compared to the corresponding quarter last year. An increase in the quantities sold of phosphoric acid, bromine-based flame retardants, acids and specialty agriculture products, together with an increase in potash selling prices, were partly offset by a decrease in phosphate fertilizers quantities sold.

North America – stable sales compared to the corresponding quarter last year. A decrease in the sale quantities of potash and clear brines solutions was offset by an increase in the sale quantities of fire-safety and P4 products.

South America – the increase derives mainly from an increase in potash selling prices.

Rest of the world – the decrease derives mainly from a decrease in dairy protein products and potash quantities sold.

Results of operations for the period January – December 2017:

	Sales	Expenses	Operating income
	$ millions
YTD 2016 figures	5,363	(5,366)	(3)
Total adjustments YTD 2016 *	-	585	585
Adjusted YTD 2016 figures	5,363	(4,781)	582
Quantity	52	(1)	51
Price	(6)	-	(6)
Exchange rate	9	(56)	(47)
Raw materials	-	25	25
Energy	-	(21)	(21)
Transportation	-	(12)	(12)
Operating and other expenses	-	80	80	1
Adjusted YTD 2017 figures	5,418	(4,766)	652
Total adjustments YTD 2017 *	-	23	23
YTD 2017 figures	5,418	(4,789)	629

* See "Adjustments to reported operating and net income" above.

Specialty Solutions segment: results of operations for the period January – December 2017

Sales analysis	Industrial Products	Advanced Additives	Food Specialties	Setoff	Segment Total
$ millions
Total sales YTD 2016	1,120	798	659	(24)	2,553
Quantity	57	85	(67)	7	82
Price	12	(7)	(1)	-	4
Exchange rate	4	1	5	1	11
Total sales YTD 2017	1,193	877	596	(16)	2,650

Operating income attributable to the segment analysis	$ millions
Total operating income YTD 2016	534
Quantity	52
Price	4
Exchange rate	(15)
Raw materials	19
Energy	(2)
Transportation	(1)
Operating and other (expenses) income	(37)
Total operating income YTD 2017	554

Essential Minerals Segment: results of operations for the period January – December 2017:

Sales analysis	Potash & Magnesium	Phosphate	Specialty Fertilizers	Setoff	Segment Total
$ millions

Total sales YTD 2016	1,338	1,163	661	(126)	3,036
Quantity	1	(73)	46	8	(18)
Price	41	(37)	(12)	(1)	(9)
Exchange rate	3	(1)	(3)	-	(1)
Total sales YTD 2017	1,383	1,052	692	(119)	3,008

Operating income attributable to the segment analysis	$ millions
Total operating income YTD 2016	398
Quantity	7
Price	(9)
Exchange rate	(31)
Raw materials	6
Energy	(19)
Transportation	(11)
Operating and other (expenses) income	18
Total operating income YTD 2017	359

Divested Businesses Sales and Operating Income (Fire Safety and oil Additives):

2017	2016	2015	2014
$ millions

Sales	309	245	226	197
Operating income	116	79	64	51

Operating Segment Data:

Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
$ millions
For the three-month period ended December 31, 2017

Sales to external parties	633	718	10	-	1,361
Inter-segment sales	18	62	-	(80)	-
Total sales	651	780	10	(80)	1,361

Operating income attributable to the segments	114	124	-		238
General and administrative expenses					(70)
Other income not allocated to segments and intercompany eliminations					21
Operating income					189

Financing expenses, net					(25)
Share in losses of equity-accounted investee					(2)
Income before taxes on income					162

Capital expenditures	34	152	-		186
Total capital expenditures					186

Depreciation and amortization	28	75	1		104
Depreciation and amortization not allocated					14
Total depreciation and amortization					118

Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
$ millions
For the three-month period ended December 31, 2016

Sales to external parties	586	741	11	-	1,338
Inter-segment sales	15	59	(1)	(73)	-
Total sales	601	800	10	(73)	1,338

Operating income attributable to the segments	121	103	-		224
General and administrative expenses					(80)
Other expenses not allocated to segments and intercompany eliminations					(72)
Operating income					72

Financing expenses, net					(19)
Share in earnings of equity-accounted investee					2
Income before taxes on income					55

Capital expenditures	28	107	-		135
Capital expenditures not allocated					1
Total capital expenditures					136

Depreciation and amortization	24	69	1		94
Depreciation and amortization not allocated					1
Total depreciation and amortization					95

Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
$ millions
For the year ended December 31, 2017

Sales to external parties	2,588	2,789	41	-	5,418
Inter-segment sales	62	219	2	(283)	-
Total sales	2,650	3,008	43	(283)	5,418

Operating income attributable to the segments	554	359	1		914
General and administrative expenses					(261)
Other expenses not allocated to segments and intercompany eliminations					(24)
Operating income					629

Financing expenses, net					(124)
Income before taxes on income					505

Capital expenditures	80	423	1		504
Capital expenditures not allocated					3
Total capital expenditures					507

Depreciation and amortization	111	274	3		388
Depreciation and amortization not allocated					30
Total depreciation and amortization					418

Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
$ millions
For the year ended December 31, 2016

Sales to external parties	2,493	2,811	59	-	5,363
Inter-segment sales	60	225	-	(285)	-
Total sales	2,553	3,036	59	(285)	5,363

Operating income attributable to the segments	534	398	5		937
General and administrative expenses					(321)
Other expenses not allocated to segments and intercompany eliminations					(619)
Operating loss					(3)

Financing expenses, net					(132)
Share in earnings of equity-accounted investee					18
Loss before taxes on income					(117)

Capital expenditures	95	497	1		593
Capital expenditures not allocated					59
Total capital expenditures					652

Depreciation and amortization	106	292	3		401
Depreciation and amortization not allocated					5
Total depreciation and amortization					406

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: February 14, 2018